Exhibit 3.2

CALCASIEU REAL ESTATE & OIL CO., INC.

AMENDMENT TO ARTICLES OF INCORPORATION

STATE OF LOUISIANA :

PARISH OF CALCASIEU :

BE IT KNOWN that on this 18th day of August, 1988, before me, Daphne Knapp, Notary Public, duly commissioned and qualified in and for the Parish and State aforesaid, therein residing, and in the presence of the witnesses hereinafter named and undersigned,

PERSONALLY CAME AND APPEARED:

ARTHUR HOLLINS, III and CARL G. PATTON, residents of Calcasieu Parish, Louisiana,

who do declare that:

CALCASIEU REAL ESTATE & OIL CO., INC. is a Louisiana corporation domiciled in Lake Charles, Louisiana. Your appearer, ARTHUR HOLLINS, III, is President of said corporation, and your appearer, CARL G. PATTON , is Secretary of the said corporation.

Your appearers declare that they appear and make this authentic act setting forth an amendment to the Restated Articles of Incorporation by adding Article VIII thereto. Your appearers do certify that a resolution amending the Restated Articles of Incorporation was duly adopted pursuant to LSA-R.S. 12:31, et seq., by the shareholders at a duly called and convened meeting on April 25, 1988 by the affirmative vote of in excess of two-thirds of the voting power present at said meeting, and the notice of said meeting set forth the proposed amendment. At the meeting 1,294,814 shares of the corporation were represented and 1,127,647 shares were voted in favor of the amendment, and 94,982 shares were voted against the amendment, and 72,185 shares were abstained from voting.

At the meeting, upon motion by Mr. Trimble and seconded by Mr. Musser, the shareholders approved the amendment to add Article VIII to the Restated Articles of Incorporation which amendment is hereinafter stated in full.

Accordingly, the Restated Articles of Incorporation of CALCASIEU REAL ESTATE & OIL CO., INC. are amended by adding Article VIII thereto, to-wit:

“ARTICLE VIII

No director or officer of this Corporation shall be personally liable to this Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director or officer, except for liability (i) for breach of the director’s or officer’s duty or loyalty to this Corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 92(D) of the Louisiana Business Corporation Law, or (iv) for any transaction from which the director of officer derived an improper personal benefit. If the Louisiana Business Corporation Law is hereafter amended to authorize corporate action further limiting or eliminating the personal liability of directors and officers, then the liability of each director and officer of this Corporation shall be limited or eliminated to the full extent permitted by the Louisiana Business Corporation Law as so amended from time to time. Neither the amendment nor appeal of this Article, nor the adoption of any provision of this Corporation’s Articles of Incorporation inconsistent with the Article, shall eliminate or reduce the effect of this Article, in respect of any matter occurring, or any cause of action, suit or claim that, but for this Article, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.”

THUS DONE, READ AND SIGNED in Lake Charles, Louisiana, on the day, month and year first above written, in the presence of Rebecca M. Meche and Cathy Reeves, competent witnesses, who hereunto sign their names with said parties and me, Notary, after due reading of the whole.

WITNESSES:

/s/ Rebecca M. Meche	/s/ Arthur Hollins III
ARTHUR HOLLINS, III

/s/ Cathy Reeves	/s/ Carl G. Patton
CARL G. PATTON

BEFORE ME:	/s/ Daphne Knapp
NOTARY PUBLIC